Exhibit 99.2

Ontario

Ministry of Public and
Business Service Delivery
Ministère des Services au public et
aux entreprises

Certificate of Restated Articles of Incorporation

Certificat de mise à jour des statuts constitutifs

Business Corporations Act

Loi sur les sociétés par actions

CELESTICA INC.

Corporation Name / Dénomination sociale

1201522

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

April 25, 2024 / 25 avril 2024

V. Quintanilla W.

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Restated Articles of Incorporation is not complete without the Restated Articles of Incorporation

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Le certificat de mise à jour des statuts constitutifs n'est pas complet s'il ne contient pas la mise à jour des statuts constitutifs

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

BCA - Restated Articles of Incorporation - CELESTICA INC. - OCN:1201522 - April 25, 2024

Ontario

Ministry of Public and Business Service Delivery

Restated Articles of Incorporation

Business Corporations Act

1. Corporation Name
CELESTICA INC.

2. Registered Office Address
5140 Yonge Street, 1900, North York, Ontario, M2N 6L7, Canada

3. Number of Directors
Minimum/Maximum Min 1 / Max 20

4. The director(s) is/are:

Full Name	KULVINDER (KELLY) AHUJA
Resident Canadian	No
Address for Service	15672 Shady Lane, Los Gatos, California, 95032, United States
Full Name	ROBERTO ANTHONY CASCELLA
Resident Canadian	No
Address for Service	500 Se 5th Avenue, Boca Raton, Florida, 33432, United States
Full Name	DEEPAK CHOPRA
Resident Canadian	Yes
Address for Service	65 Truman Road, Toronto, Ontario, M2L 2L7, Canada
Full Name	FRANCOISE COLPRON
Resident Canadian	No
Address for Service	116 Endicott Road, Bloomfield Hills, Michigan, 48304, United States

The endorsed Restated Articles of Incorporation are not complete without the Certificate of Restated Articles of Incorporation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery

Page 1 of 4

Full Name JILL KALE Resident Canadian No Address for Service 12265 Potomac View Road, Newburg, Maryland, 20664, United States Full Name LAURETTE KOELLNER Resident Canadian No Address for Service 1893 Sykes Creek Drive, Merritt Island, Florida, 32953-3023, United States Full Name ROBERT MIONIS Resident Canadian No Address for Service 1 Bedford Road, 1001, Toronto, Ontario, M5R 2B5, Canada Full Name LUIS MULLER Resident Canadian No Address for Service 5140 Yonge Street, 1900, North York, Ontario, M2N 6L7, Canada Full Name MICHAEL WILSON Resident Canadian Yes Address for Service P.O. Box 1080, Bragg Creek, Alberta, T0L 0K0, Canada 5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": None. 6. The classes and any maximum number of shares that the corporation is authorized to issue: The Corporation is authorized to issue an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, issuable in series ("Preferred Shares"). 7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": BCA - Restated Articles of Incorporation - CELESTICA INC. - OCN:1201522 - April 25, 2024 The endorsed Restated Articles of Incorporation are not complete without the Certificate of Restated Articles of Incorporation. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 2 of 4

The rights, privileges, restrictions and conditions attaching to the Common Shares and Preferred Shares shall be as follows: Common Shares a) Dividends. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares shall be entitled to receive dividends, and the Corporation shall pay dividends on the Common Shares, as and when declared by the board of directors of the Corporation (the "Board"), in such amount and in such form as the Board may from time to time determine. b) Voting Rights. The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, and to vote together at all such meetings, except meetings at which only the holders of one class or series of shares are entitled to vote separately as a class or series, as the case may be. The holders of Common Shares shall be entitled to one vote per share at any meeting of holders of Common Shares at which they are entitled to vote separately as a class. c) Modification, Sub-division and Consolidation. Any modification to the provisions attaching to the Common Shares shall require the separate affirmative vote of two-thirds of the votes cast by the holders of Common Shares. d) Rights on Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of Preferred Shares, the holders of the Common Shares then outstanding shall be entitled to receive the remaining property and assets of the Corporation rateably according to the number of Common Shares held by each holder. Preferred Shares a) Issuable in Series. The Board may issue the Preferred Shares at any time or from time to time in one or more series. b) Board to Fix Terms of Each Series. Before the issuance of shares of any such series, the Board shall (i) fix the number of shares in such series, (ii) determine, subject to the provisions attaching to the Preferred Shares as a class, the designation of, and the rights, privileges, restrictions and conditions attaching to, the Preferred Shares of such series (including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the price and terms and conditions of any purchase for cancellation, retraction or redemption rights, voting rights (subject to these articles), any conversion or exchange rights and any sinking fund, or other provisions) and (iii) send to the Director under the Business Corporations Act (Ontario), as the same may be amended, re-enacted or replaced from time to time (the "Act"), articles of amendment in the prescribed form setting out such number, designation, rights, privileges, restrictions and conditions. c) Ranking. The Preferred Shares of each series shall rank as to dividends (to the extent, if any, that cumulative dividends are provided for in the provisions attaching thereto as a series) and capital on a parity with the Preferred Shares of every other series. The Preferred Shares of each series shall rank as to dividends and capital senior to the Common Shares. d) Rights on Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares of each series shall be entitled to receive from the assets of the Corporation in respect of each such share held a sum equal to the amount in the stated capital account for such series divided by the number of shares in such series then outstanding, together with any accrued (in the case of cumulative dividends) or declared (in the case of non-cumulative dividends) and unpaid dividends thereon, before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares. Upon the receipt of such sum by the holders of the Preferred Shares of each series, such holders shall not be entitled to share in the distribution of the remaining assets of the Corporation and their Preferred Shares shall be cancelled. 8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": The Corporation shall not create any class or series of shares, or issue any shares of any class or series (other than Common Shares) having the right to vote generally on all matters that may be submitted to a vote of shareholders (except matters for BCA - Restated Articles of Incorporation - CELESTICA INC. - OCN:1201522 - April 25, 2024 The endorsed Restated Articles of Incorporation are not complete without the Certificate of Restated Articles of Incorporation. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 3 of 4

which applicable law requires the approval of holders of another class or series of shares voting separately as a class or series) without the affirmative vote of two-thirds of the votes cast by the holders of Common Shares. 9. Other provisions, if any. Enter other provisions, or if no other provisions enter “None”: The board of directors of the Corporation may, without authorization of the shareholders of the Corporation, from time to time, in such amounts and on such terms as it deems expedient: a) borrow money upon the credit of the Corporation; b) issue, reissue, sell or pledge debt obligations of the Corporation; c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and d) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of teh currently owned or subsequently acquired real and personal, movable and immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any obligation of the Corporation. The board of directors may from time to time by resolution delegate to a committee of directors or to one or more of the directors and officers of the Corporation all or any of the powers hereby conferred upon the board to such extent and in such manner as the board shall determine at the time of each such delegation. Nothing in this section shall limit or restrict the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation. 10. The corporation confirms that these restated articles of incorporation set out, without any changes, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation and any amendments to them. The articles have been properly executed by the required person(s). BCA - Restated Articles of Incorporation - CELESTICA INC. - OCN:1201522 - April 25, 2024 The endorsed Restated Articles of Incorporation are not complete without the Certificate of Restated Articles of Incorporation. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 4 of 4